UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Overture Services, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

69039R100
(CUSIP Number)

	Yahoo! Inc.	with a copy to:
	701 First Avenue	Skadden, Arps, Slate, Meagher & Flom LLP
	Sunnyvale, CA 94089	525 University Avenue, 11th Floor
	(408) 349-3300	Palo Alto, CA 94301
Attention:	Michael J. Callahan, Esq.	(650) 470-4500
	Deputy General Counsel	Attention:	Kenton J. King, Esq.
Celeste E. Greene, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 69039R100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yahoo! Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 4,296,466 shares of common stock (1)

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 4,296,466 shares of common stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,296,466 shares of common stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (2)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Yahoo! Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Yahoo! Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  The calculation of the foregoing percentage is based on 63,975,810 shares of Overture Services, Inc. common stock outstanding as of July 14, 2003 as set forth in the Merger Agreement (as defined below).

Page 2 of 8 Pages

CUSIP No. 69039R100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON July 2003 Merger Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 4,296,466 shares of common stock (3)

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 4,296,466 shares of common stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,296,466 shares of common stock (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (4)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(3) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because July 2003 Merger Corp. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof.  Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by July 2003 Merger Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(4)  The calculation of the foregoing percentage is based on 63,975,810 shares of Overture Services, Inc. common stock outstanding as of July 14, 2003 as set forth in the Merger Agreement (as defined below).

Page 3 of 8 Pages

The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to shares of the common stock, par value $0.0001 per share (the “Shares”), of Overture Services, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103.  The telephone number of the Company is (626) 685-5600.

Item 2.  Identity and Background.

The persons filing this statement are Yahoo! Inc. (“Yahoo!”), a Delaware corporation, for and on behalf of itself and July 2003 Merger Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Yahoo! (Yahoo! and Merger Sub together the “Reporting Persons”).

Yahoo!’s principal offices are located at 701 First Avenue, Sunnyvale, California 94089.  The telephone number of Yahoo! is (408) 349-3300.  Yahoo! is a leading provider of comprehensive online products and services to consumers and businesses worldwide.

Merger Sub’s principal offices are located at 701 First Avenue, Sunnyvale, California 94089.  The telephone number of Merger Sub is (408) 349-3300.  Merger Sub was incorporated on July 11, 2003 for the purpose of consummating the Merger (as defined below) and has not engaged, and does not expect to engage, in business other than in connection with the Merger.

The names, citizenship, business addresses, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Yahoo! and Merger Sub are set forth in Schedule A hereto and incorporated herein by this reference.

Neither Yahoo!, Merger Sub, nor, to their knowledge, any person listed in Schedule A, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Shares to which this statement relates have not been purchased by the Reporting Persons.  As an inducement for the Reporting Persons to enter into the Merger Agreement (as defined below) described in Item 4 and in consideration thereof, certain stockholders of the Company identified in Item 4 entered into voting agreements dated as of July 14, 2003, with respect to an aggregate of 4,296,466 Shares (the “Voting Agreements”).

Page 4 of 8 Pages

The Reporting Persons did not pay additional consideration to these stockholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.  The Voting Agreements are filed herewith as Exhibits 2-4, by reference to their filing as Exhibits 2.2, 2.3 and 2.4 to the Current Report on Form 8-K filed by Yahoo! on July 17, 2003.

Item 4.  Purpose of the Transaction.

Merger Agreement

On July 14, 2003, Yahoo! and Merger Sub entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with the Company.  The Merger Agreement was approved by the board of directors of each of Yahoo!, Merger Sub and the Company.  Pursuant to the Merger Agreement, Merger Sub shall be merged with and into the Company with Merger Sub as the surviving corporation (the “Reverse Merger”), or upon certain conditions, the Company shall be merged with and into Merger Sub with the Company as the surviving corporation (the “Forward Merger”) (either the Reverse Merger or the Forward Merger, as applicable, is referred to as the “Merger”).  At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares held by Yahoo! or the Company or any direct or indirect wholly-owned subsidiary of Yahoo! or the Company) will be converted into the right to receive 0.6108 of a share of Yahoo! common stock and $4.75 in cash.  The Merger is subject to various conditions including, among other things, the Merger Agreement shall have been approved and adopted and the Merger shall have been duly approved, by the requisite vote by the stockholders of the Company; the Securities and Exchange Commission shall have declared Yahoo!’s registration statement on Form S-4 effective; and the shares of Yahoo! common stock to be issued in the Merger shall have been authorized for listing on Nasdaq.

Voting Agreements

                On July 14, 2003, Yahoo! and Merger Sub entered into Voting Agreements with each of Steve Alesio, Frank Biondi, Jr., William Elkus, Bill Gross, Balakrishnan Iyer, Terrell Jones, Robert Kavner, Linda Fayne Levinson, Ted Meisel and Idealab (collectively the “Company Stockholders”).  Subject to the differences noted below with respect to the Voting Agreements entered into with Bill Gross and Idealab (the “Bill Gross Voting Agreement” and the “Idealab Voting Agreement” respectively), the provisions of the Voting Agreements are substantially similar except for the parties and the number of shares subject to such agreements. (5)

                With the exception of the Bill Gross Voting Agreement and the Idealab Voting Agreement, the Voting Agreements provide that the respective stockholders shall not, among

(5)           The Voting Agreement with Steve Alesio relates to 97,000 Shares, the Voting Agreement with Frank Biondi, Jr. relates to 21,000 Shares, the Voting Agreement with William Elkus relates to 95,500 Shares, the Voting Agreement with Bill Gross relates to 82,000 Shares, the Voting Agreement with Balakrishnan Iyer relates to 28,000 Shares, the Voting Agreement with Terrell Jones relates to 31,000 Shares, the Voting Agreement with Robert Kavner relates to 102,000 Shares, the Voting Agreement with Linda Fayne Levinson relates to 95,189 Shares, the Voting Agreement with Ted Meisel relates to 664,862 Shares and the Voting Agreement with Idealab relates to 3,079,915 Shares.

Page 5 of 8 Pages

other things, transfer any of such party’s Shares that are subject to the Voting Agreement except (i) pursuant to the terms of the Merger Agreement; (ii) pursuant to the terms of a Rule 10b5-1 trading plan in effect prior to July 14, 2003; or (iii) unless each person to which such Shares are transferred shall have (a) executed a Voting Agreement and irrevocable proxy in the same form as the transferor and (b) agreed in writing to hold such Shares subject to all of the terms of the Voting Agreement.  The foregoing restrictions terminate on the earliest of (i) the termination of the Merger Agreement; (ii) the agreement of the parties to the Voting Agreement to terminate such agreement; or (iii) the effective time of the Merger.

                In addition to the exceptions to the restrictions on transfers identified above, pursuant to the Bill Gross Voting Agreement and the Idealab Voting Agreement, Bill Gross and Idealab may also transfer the Shares that are subject to their respective Voting Agreements (i) in the open market or (ii) for private block trades provided that such transfer may not (a) be made to any person or group which is the “beneficial owner” (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 5% or more of the outstanding Shares or (b) represent a transfer of 2% or more of the outstanding Shares to any one person or group.  Each of the Bill Gross Voting Agreement and the Idealab Voting Agreement terminates on the earliest of (i) the termination of the Merger Agreement; (ii) the agreement of the parties to the Voting Agreement to terminate such agreement; (iii) the effective time of the Merger; or (iv) March 31, 2004.

                During the period commencing July 14, 2003 and continuing until the earliest of (i) the termination of the Merger Agreement; (ii) the effective time of the Merger; (iii) the termination of the Voting Agreement, or (iv) in the case of the Bill Gross and Idealab, March 31, 2004, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, each Company Stockholder will appear at such meeting or otherwise cause his or its Shares which are eligible to vote and which are held of record, or over which such Company Stockholder has sole voting power, to be counted as present thereat for purposes of establishing a quorum and vote or consent the Shares which are eligible to vote and which are held of record or over which such Company Stockholder has sole voting power:

•                  in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions required in furtherance thereof;

•                  against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger; and

•                  against any other action that is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

                In connection with the Voting Agreements, each Company Stockholder also delivered to Yahoo! an irrevocable proxy with respect to his or its Shares subject to the Voting Agreement, allowing Yahoo!’s Chief Financial Officer and/or General Counsel, or their substitutes, to vote in favor of the matters set forth above.

Page 6 of 8 Pages

                The purpose of the Merger Agreement and the Voting Agreements is to consummate the Merger pursuant to the terms of the Merger Agreement.

References to, and descriptions of the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Voting Agreements, which are filed as Exhibits to this Statement on Schedule 13D and which are incorporated by this reference in this Item 4 in their entirety where such reference and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

                (a) and (b) Ownership of Shares of Overture Services, Inc.:

                The following information with respect to the ownership of the Shares by the Reporting Persons is provided as of the date of this Statement on Schedule 13D.

                Amount beneficially owned:  See Row 11 of the cover pages.

                Percent of class:  See Row 13 of the cover pages.

                Number of Shares as to which each person has:

                (i) Sole power to vote or to direct the vote: See Row 7 of the cover pages.

                (ii) Shared power to vote or to direct the vote:  See Row 8 of the cover pages.

                (iii) Sole power to dispose or to direct the disposition of: See Row 9 of the cover pages.

                (iv) Shared power to dispose or to direct the disposition of: See Row 10 of the cover pages.

                Except as noted below, with regard to those individuals set forth on Schedule A hereto, to the Reporting Persons’ knowledge, none of such individuals directly or indirectly beneficially own Shares of the Company. Susan Decker beneficially owns, and has the sole power to vote or direct the vote over, 150 Shares which represents less than 0.01% of the Shares.

                (c) Describe recent transactions.

                Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, the Reporting Persons have not effected any transaction relating to the Company’s Shares during the past 60 days, and, to their knowledge, no other person named in Item 2 has effected any other transactions relating to the Company’s Shares during the past 60 days.

Page 7 of 8 Pages

                (d) Right to receive dividends.

                No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by the Reporting Persons on the date of this statement.

                (e) Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

                Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6.  To the Reporting Persons’ knowledge, except as otherwise described in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

1                                          Agreement and Plan of Merger, dated as of July 14, 2003, by and among Yahoo! Inc., July 2003 Merger Corp. and Overture Services, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Yahoo! Inc. on July 17, 2003).

2                                        Form of Voting Agreement, dated as of July 14, 2003, by and between Yahoo! Inc., July 2003 Merger Corp. and each of certain individual stockholders of Overture Services, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Yahoo! Inc. on July 17, 2003).

3                                        Voting Agreement, dated as of July 14, 2003, by and between Yahoo! Inc., July 2003 Merger Corp. and Idealab (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Yahoo! Inc. on July 17, 2003).

4                                        Voting Agreement, dated as of July 14, 2003, by and between Yahoo! Inc., July 2003 Merger Corp. and Bill Gross (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Yahoo! Inc. on July 17, 2003).

5                                          Joint Filing Agreement, dated July 23, 2003, by and between Yahoo! Inc. and July 2003 Merger Corp.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAHOO! INC.

By: /s/ Susan Decker
	Name:	Susan Decker
	Title:	Executive Vice President, Finance and
Administration and Chief Financial Officer

Dated: July 23, 2003

JULY 2003 MERGER CORP.

By: /s/ Susan Decker
	Name:	Susan Decker
	Title:	Chief Financial Officer

Dated: July 23, 2003

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS OF YAHOO! INC.

                The directors and executive officers of Yahoo! Inc. are set forth below.  Unless otherwise indicated, each individual’s business address is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089 and the phone number is (408) 349-3300.  Each person is a citizen of the United States unless otherwise indicated.

Name and Business Address	Present Principal Occupation

Terry Semel	Chief Executive Officer of Yahoo! Inc.

Jerry Yang	Chief Yahoo!

David Filo	Chief Yahoo!

Arthur H. Kern	Private Investor

Eric Hippeau c/o Softbank Inc. 28 East 28th Street New York, NY 10016	Managing Partner of SOFTBANK Capital Partners

Edward R. Kozel	Managing Member of Open Range Ventures

Ronald W. Burkle c/o Yucaipa Companies LLC 9130 West Sunset Blvd. Los Angeles, CA 90069	Managing Partner of The Yucaipa Companies LLC

Roy J. Bostock	Chairman Emeritus of BCom3 Group, Inc.

Gary L. Wilson	Chairman of the Board of Northwest Airlines Corporation

Robert A. Kotick	Chief Executive Officer of Activision, Inc.

Daniel L. Rosensweig	Chief Operating Officer of Yahoo! Inc.

Farzad Nazem	Executive Vice President and Chief Technology Officer of Yahoo! Inc.

Susan Decker	Executive Vice President, Finance and Administration and Chief Financial Officer of Yahoo! Inc.

Toby R. Coppel(1)	Senior Vice President, Corporate Development of Yahoo! Inc.

Jeff Weiner	Senior Vice President, Search and Marketplace of Yahoo! Inc.

Geoffrey Ralston	Senior Vice President, Network Services of Yahoo! Inc.

Jim Brock	Senior Vice President, Consumer Services of Yahoo! Inc.

Steve Boom	Senior Vice President, Enterprise Solutions of Yahoo! Inc.

Jonathan Sobel	Senior Vice President, General Counsel and Secretary of Yahoo! Inc.

Gregory Coleman	Executive Vice President, Media and Sales of Yahoo! Inc.

Wenda Harris Millard	Chief Sales Officer of Yahoo! Inc.

(1)           Toby R. Coppel is a citizen of the United Kingdom.

EXECUTIVE OFFICERS AND DIRECTORS OF JULY 2003 MERGER CORP.

                The directors and executive officers of July 2003 Merger Corp. are set forth below.  Unless otherwise indicated, each individual’s business address is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089 and the phone number is (408) 349-3300.  Each person is a citizen of the United States unless otherwise indicated.

Name and Business Address	Present Principal Occupation

Daniel L. Rosensweig	Chief Operating Officer of Yahoo! Inc.

Susan Decker	Executive Vice President, Finance and Administration and Chief Financial Officer of Yahoo! Inc.

Patricia Cuthbert(2)	Vice President and Controller of Yahoo! Inc.

Jonathan Sobel	Senior Vice President, General Counsel and Secretary of Yahoo! Inc.

Michael Callahan	Deputy General Counsel of Yahoo! Inc.

(2)           Patricia Cuthbert is a citizen of the United Kingdom.